Exhibit 99.3

Cameco Corporation

2015 condensed consolidated interim financial statements

(unaudited)

October 30, 2015

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands, except per share amounts)	Note	Sep 30/15	Sep 30/14	Sep 30/15	Sep 30/14
Revenue from products and services		$649,050	$587,136	$1,779,338	$1,508,336
Cost of products and services sold		440,822	365,704	1,163,695	906,030
Depreciation and amortization		75,137	78,550	200,415	215,995

Cost of sales		515,959	444,254	1,364,110	1,122,025

Gross profit		133,091	142,882	415,228	386,311
Administration		40,120	40,275	131,792	121,924
Impairment charges	5	—	195,995	5,688	195,995
Exploration		9,681	11,024	32,953	34,763
Research and development		1,571	1,619	4,865	3,312
Loss on sale of assets		2	1,617	446	7,173

Earnings (loss) from operations		81,717	(107,648)	239,484	23,144
Finance costs	11	(26,040)	(25,735)	(76,377)	(84,973)
Loss on derivatives	17	(127,382)	(72,752)	(237,015)	(71,273)
Finance income		868	2,039	4,638	5,278
Share of earnings (loss) from equity-accounted investees		746	(1,929)	(622)	(15,431)
Other income	12	30,617	11,848	58,703	28,419

Loss before income taxes		(39,474)	(194,177)	(11,189)	(114,836)
Income tax recovery	13	(35,116)	(47,758)	(85,027)	(98,826)

Net earnings (loss) from continuing operations		(4,358)	(146,419)	73,838	(16,010)
Net earnings from discontinued operation	4	—	—	—	127,243

Net earnings (loss)		$(4,358)	$(146,419)	$73,838	$111,233

Net earnings (loss) attributable to:
Equity holders		$(3,911)	$(146,000)	$75,223	$112,544
Non-controlling interest		(447)	(419)	(1,385)	(1,311)

Net earnings (loss)		$(4,358)	$(146,419)	$73,838	$111,233

Earnings (loss) per common share attributable to equity holders
Continuing operations		(0.01)	(0.37)	0.19	(0.04)
Discontinued operation		—	—	—	0.32

Total basic earnings (loss) per share	14	$(0.01)	$(0.37)	$0.19	$0.28

Continuing operations		(0.01)	(0.37)	0.19	(0.04)
Discontinued operation		—	—	—	0.32

Total diluted earnings (loss) per share	14	$(0.01)	$(0.37)	$0.19	$0.28

See accompanying notes to condensed consolidated interim financial statements.

2    CAMECO CORPORATION

Cameco Corporation

Consolidated statements of comprehensive income

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands)	Note	Sep 30/15	Sep 30/14	Sep 30/15	Sep 30/14
Net earnings (loss)		$(4,358)	$(146,419)	$73,838	$111,233
Other comprehensive income, net of taxes	13
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		49,271	24,086	99,809	55,790
Gains on derivatives designated as cash flow hedges transferred to net earnings - discontinued operation		—	—	—	(300)
Unrealized gains (losses) on available-for-sale assets		—	49	22	(393)

Other comprehensive income, net of taxes		49,271	24,135	99,831	55,097

Total comprehensive income (loss)		$44,913	$(122,284)	$173,669	$166,330

Comprehensive income (loss) from continuing operations		$44,913	$(122,284)	$173,669	$39,387
Comprehensive income from discontinued operation	4	—	—	—	126,943

Total comprehensive income (loss)		$44,913	$(122,284)	$173,669	$166,330

Other comprehensive income (loss) attributable to:
Equity holders		$49,351	$24,103	$99,931	$55,039
Non-controlling interest		(80)	32	(100)	58

Other comprehensive income for the period		$49,271	$24,135	$99,831	$55,097

Total comprehensive income (loss) attributable to:
Equity holders		$45,440	$(121,897)	$175,154	$167,583
Non-controlling interest		(527)	(387)	(1,485)	(1,253)

Total comprehensive income (loss) for the period		$44,913	$(122,284)	$173,669	$166,330

See accompanying notes to condensed consolidated interim financial statements.

2015 THIRD QUARTER REPORT    3

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Sep 30/15	Dec 31/14
Assets
Current assets
Cash and cash equivalents		$62,540	$566,583
Accounts receivable		348,226	455,002
Current tax assets		2,159	3,096
Inventories	6	1,352,398	902,278
Supplies and prepaid expenses		174,032	130,406
Current portion of long-term receivables, investments and other	7	30,229	10,341

Total current assets		1,969,584	2,067,706

Property, plant and equipment		5,393,287	5,291,021
Goodwill and intangible assets		214,601	201,102
Long-term receivables, investments and other	5, 7	459,333	423,280
Investments in equity-accounted investees	5	2,608	3,230
Deferred tax assets		620,879	486,328

Total non-current assets		6,690,708	6,404,961

Total assets		$8,660,292	$8,472,667

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$268,558	$316,258
Current tax liabilities		29,429	51,719
Dividends payable		39,579	39,579
Current portion of other liabilities	8	258,153	87,883
Current portion of provisions	9	25,939	20,375

Total current liabilities		621,658	515,814

		—
Long-term debt		1,491,968	1,491,198
Other liabilities	8	149,704	172,034
Provisions	9	857,938	825,935
Deferred tax liabilities		31,894	23,882

Total non-current liabilities		2,531,504	2,513,049

		—
Shareholders’ equity
Share capital		1,862,646	1,862,646
Contributed surplus		205,206	196,815
Retained earnings		3,289,588	3,333,099
Other components of equity		151,015	51,084

Total shareholders’ equity attributable to equity holders		5,508,455	5,443,644
Non-controlling interest		(1,325)	160

Total shareholders’ equity		5,507,130	5,443,804

Total liabilities and shareholders’ equity		$8,660,292	$8,472,667

Commitments and contingencies [notes 9, 13]

See accompanying notes to condensed consolidated interim financial statements.

4    CAMECO CORPORATION

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
				Foreign	Cash	Available-		Non-
	Share	Contributed	Retained	currency	flow	for-sale		controlling	Total
($Cdn thousands)	capital	surplus	earnings	translation	hedges	assets	Total	interest	equity
Balance at January 1, 2015	$1,862,646	$196,815	$3,333,099	$51,667	$—	$(583)	$5,443,644	$160	$5,443,804
Net earnings (loss)	—	—	75,223	—	—	—	75,223	(1,385)	73,838
Other comprehensive income (loss) for the period	—	—	—	99,909	—	22	99,931	(100)	99,831

Total comprehensive income (loss) for the period	—	—	75,223	99,909	—	22	175,154	(1,485)	173,669

Share-based compensation	—	12,944	—	—	—	—	12,944	—	12,944
Share options exercised	—	(4,553)	—	—	—	—	(4,553)	—	(4,553)
Dividends	—	—	(118,734)	—	—	—	(118,734)	—	(118,734)

Balance at September 30, 2015	$1,862,646	$205,206	$3,289,588	$151,576	$—	$(561)	$5,508,455	$(1,325)	$5,507,130

Balance at January 1, 2014	$1,854,671	$186,382	$3,314,049	$(7,165)	$300	$28	$5,348,265	$1,129	$5,349,394
Net earnings (loss)	—	—	112,544	—	—	—	112,544	(1,311)	111,233
Other comprehensive income (loss) for the period	—	—	—	55,732	(300)	(393)	55,039	58	55,097

Total comprehensive income (loss) for the period	—	—	112,544	55,732	(300)	(393)	167,583	(1,253)	166,330

Share-based compensation	—	12,310	—	—	—	—	12,310	—	12,310
Share options exercised	7,952	(5,371)	—	—	—	—	2,581	—	2,581
Dividends	—	—	(118,653)	—	—	—	(118,653)	—	(118,653)
Transactions with owners - contributed equity	—	—	—	—	—	—	—	794	794

Balance at September 30, 2014	$1,862,623	$193,321	$3,307,940	$48,567	$—	$(365)	$5,412,086	$670	$5,412,756

See accompanying notes to condensed consolidated interim financial statements.

2015 THIRD QUARTER REPORT    5

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands)	Note	Sep 30/15	Sep 30/14	Sep 30/15	Sep 30/14
Operating activities
Net earnings (loss)		$(4,358)	$(146,419)	$73,838	$111,233
Adjustments for:
Depreciation and amortization		75,137	78,550	200,415	215,995
Deferred charges		4,541	64,173	(14,390)	53,329
Unrealized loss on derivatives		80,778	63,217	127,038	13,873
Share-based compensation	16	3,803	3,472	12,944	12,310
Loss on sale of assets		2	1,617	446	7,173
Finance costs	11	26,040	25,735	76,377	84,973
Finance income		(868)	(2,039)	(4,638)	(5,278)
Share of loss (earnings) in equity-accounted investees		(746)	1,929	622	15,431
Impairment charges	5	—	195,995	5,688	195,995
Other income	12	(30,617)	(12,013)	(58,392)	(18,137)
Discontinued operation	4	—	—	—	(127,243)
Income tax recovery	13	(35,116)	(47,758)	(85,027)	(98,826)
Interest received		483	1,957	3,686	4,154
Income taxes received (paid)		15,329	(12,173)	(80,870)	(220,034)
Other operating items	15	(255,668)	46,584	(310,568)	(605)

Net cash provided by (used in) operations		(121,260)	262,827	(52,831)	244,343

Investing activities
Additions to property, plant and equipment		(96,978)	(127,070)	(292,072)	(350,200)
Decrease (increase) in short-term investments		—	109,417	—	(28,848)
Decrease in long-term receivables, investments and other		1,574	606	3,512	40
Proceeds from sale of property, plant and equipment		69	1	165	677

Net cash used in investing (continuing operations)		(95,335)	(17,046)	(288,395)	(378,331)
Net cash provided by investing (discontinued operation)	4	—	—	—	447,096

Net cash provided by (used in) investing		(95,335)	(17,046)	(288,395)	68,765

Financing activities
Increase in debt		—	—	—	496,357
Decrease in debt		(5)	(309,994)	(8)	(351,043)
Interest paid		(14,173)	(26,310)	(48,870)	(57,624)
Contributions from non-controlling interest		—	794	—	794
Proceeds from issuance of shares, stock option plan		—	295	—	6,209
Dividends paid		(39,579)	(39,578)	(118,734)	(118,622)

Net cash used in financing		(53,757)	(374,793)	(167,612)	(23,929)

Increase (decrease) in cash and cash equivalents net of bank overdraft, during the period		(270,352)	(129,012)	(508,838)	289,179
Exchange rate changes on foreign currency cash balances		2,030	2,238	4,795	1,689
Cash and cash equivalents, net of bank overdraft, beginning of period		330,862	605,551	566,583	187,909

Cash and cash equivalents, net of bank overdraft, end of period		$62,540	$478,777	$62,540	$478,777

Cash and cash equivalents is comprised of:
Cash				62,540	112,814
Cash equivalents				—	365,963

Cash and cash equivalents				$62,540	$478,777

See accompanying notes to condensed consolidated interim financial statements.

6    CAMECO CORPORATION

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2015 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2014.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on October 30, 2015.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments at fair value through profit and loss	Fair value
Non-derivative financial instruments at fair value through profit and loss	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2014.

2015 THIRD QUARTER REPORT    7

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2014 consolidated financial statements.

3.	Accounting standards

New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended September 30, 2015 and have not been applied in preparing these condensed consolidated interim financial statements. The following standards and amendments to existing standards have been published and are mandatory for Cameco’s accounting periods beginning on or after January 1, 2016, unless otherwise noted. Cameco does not intend to early adopt any of the following amendments to existing standards and does not expect the amendments to have a material impact on the financial statements, unless otherwise noted.

i.	Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets. The amendments are to be applied prospectively. The amendments clarify the factors to be considered in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate.

ii.	Joint arrangements

In May 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (IFRS 11). The amendments in IFRS 11 are to be applied prospectively. The amendments clarify the accounting for the acquisition of interests in joint operations and require the acquirer to apply the principles of business combinations accounting in IFRS 3, Business Combinations.

iii.	Sale or contribution of assets

In September 2014, the IASB issued amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures. The amendments provide clarification on the recognition of gains or losses upon the sale or contribution of assets between an investor and its associate or joint venture.

iv.	Noncurrent assets held for sale and discontinued operations

In September 2014, the IASB issued amendments to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (IFRS 5). The amendments are to be applied prospectively, with earlier application permitted. Assets are generally disposed of either through sale or through distribution to owners. The amendments to IFRS 5 clarify the application of IFRS 5 when changing from one of these disposal methods to the other.

v.	Financial instruments disclosures

In September 2014, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7). The amendments in IFRS 7 are to be applied retrospectively, with earlier application permitted. The amendments to IFRS 7 clarify the disclosure required for any continuing involvement in a transferred asset that has been derecognized. The amendments also provide guidance on disclosures regarding the offsetting of financial assets and financial liabilities in interim financial reports.

vi.	Interim financial reporting

In September 2014, the IASB issued amendments to IAS 34, Interim Financial Reporting (IAS 34). The amendments to IAS 34 are to be applied retrospectively, with earlier application permitted. The amendments provide additional guidance on interim disclosures and whether they are provided in the interim financial statements or incorporated by cross-reference between the interim financial statements and other financial disclosures.

8    CAMECO CORPORATION

vii.	Revenue

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The extent of the impact of adoption of IFRS 15 has not yet been determined.

viii.	Financial instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

4.	Discontinued operation

On March 27, 2014, Cameco completed the sale of its 31.6% limited partnership interest in Bruce Power L.P. (BPLP) which operates the four Bruce B nuclear reactors in Ontario. The aggregate sale price for Cameco’s interest in BPLP and certain related entities was $450,000,000. The sale was accounted for effective January 1, 2014. Cameco received net proceeds of approximately $447,096,000 and realized an after tax gain of $127,243,000 on this divestiture. As a result of the transaction, Cameco presented the results of BPLP as a discontinued operation and revised its statement of earnings, statement of comprehensive income and statement of cash flows to reflect this change in presentation.

5.	Impairment

A.	GE-Hitachi Global Laser Enrichment LLC (GLE)

During the third quarter of 2014, a decision was made by the majority partner of GLE to significantly reduce funding of the project. As a result, Cameco recognized an impairment charge of $183,615,000, which represented the full amount of Cameco’s investment. Contributions to the project are being reflected in net earnings.

B.	GoviEx Uranium

In 2014, GoviEx Uranium (GoviEx) became listed on the Canadian Securities Exchange. With the availability of a quoted market price, Cameco determined that there was a significant decline in the fair value of its investment in GoviEx and as a result an impairment charge was recorded. For the quarter ended September 30, 2015, no impairment charge was recorded (2014 - $12,380,000). For the nine months ended September 30, 2015, Cameco recorded an impairment charge of $5,688,000 (2014 - $12,380,000).

2015 THIRD QUARTER REPORT    9

6.	Inventories

	Sep 30/15	Dec 31/14
Uranium
Concentrate	$885,967	$500,342
Broken ore	42,642	21,289

	928,609	521,631
NUKEM	277,517	251,942
Fuel services	146,272	128,705

Total	$1,352,398	$902,278

In the second quarter of 2015, commercial production was achieved at Cameco’s Cigar Lake operation. Effective May 1, 2015, we commenced charging all production costs, including depreciation, to inventory and subsequently recognizing in cost of sales as the product is sold.

Cameco expensed $484,700,000 of inventory as cost of sales during the third quarter of 2015 (2014 - $409,700,000). For the nine months ended September 30, 2015, Cameco expensed $1,298,400,000 of inventory as cost of sales (2014 - $1,011,900,000).

NUKEM enters into financing arrangements where future receivables arising from certain sales contracts are sold to financial institutions in exchange for cash. These arrangements require NUKEM to satisfy its delivery obligations under the sales contracts, which are recognized as deferred sales (note 8). In addition, NUKEM is required to pledge the underlying inventory as security against these performance obligations. As of September 30, 2015, NUKEM had $94,789,000 ($70,770,000 (US)) of inventory pledged as security under financing arrangements (December 31, 2014 - $94,378,000 ($81,353,000 (US))).

7.	Long-term receivables, investments and other

	Sep 30/15	Dec 31/14
Investments in equity securities [note 17]	$938	$6,601
Derivatives [note 17]	11,616	3,889
Advances receivable from JV Inkai LLP [note 19]	100,925	91,672
Investment tax credits	93,925	90,658
Amounts receivable related to tax dispute [note 13]	230,253	211,604
Other	51,905	29,197

	489,562	433,621
Less current portion	(30,229)	(10,341)

Net	$459,333	$423,280

10    CAMECO CORPORATION

8.	Other liabilities

	Sep 30/15	Dec 31/14
Deferred sales	$129,120	$123,298
Derivatives [note 17]	203,048	67,916
Accrued pension and post-retirement benefit liability	67,850	61,670
Other	7,839	7,033

	407,857	259,917
Less current portion	(258,153)	(87,883)

Net	$149,704	$172,034

Deferred sales includes $107,180,000 ($80,021,000 (US)) of performance obligations relating to financing arrangements entered into by NUKEM (December 31, 2014 - $107,076,000 ($92,299,000 (US))) (note 6).

9.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$828,015	$18,295	$846,310
Changes in estimates and discount rates	(13,657)	398	(13,259)
Provisions used during the period	(7,363)	(17)	(7,380)
Unwinding of discount	15,480	247	15,727
Impact of foreign exchange	42,479	—	42,479

End of period	$864,954	$18,923	$883,877

Current	23,146	2,793	25,939
Non-current	841,808	16,130	857,938

	$864,954	$18,923	$883,877

10.	Share capital

At September 30, 2015, there were 395,792,522 common shares outstanding. Options in respect of 8,615,166 shares are outstanding under the stock option plan and are exercisable up to 2023. For the quarter ended September 30, 2015, there were no options that were exercised resulting in the issuance of shares (2014 - 14,700). For the nine months ended September 30, 2015, there were no options exercised that resulted in the issuance of shares (2014 - 314,292).

11.	Finance costs

	Three months ended		Nine months ended
	Sep 30/15	Sep 30/14	Sep 30/15	Sep 30/14
Interest on long-term debt	$18,838	$18,010	$56,096	$49,866
Unwinding of discount on provisions	5,628	5,176	15,727	15,240
Loss on redemption of Series C debentures	—	—	—	12,135
Other charges	1,523	1,591	4,485	4,546
Interest on short-term debt	51	958	69	3,186

Total	$26,040	$25,735	$76,377	$84,973

2015 THIRD QUARTER REPORT    11

12.	Other income

	Three months ended		Nine months ended
	Sep 30/15	Sep 30/14	Sep 30/15	Sep 30/14
Foreign exchange gains	$30,617	$12,070	$58,392	$17,714
Contract settlement	—	—	—	28,481
Contract termination fee	—	—	—	(18,304)
Other	—	(222)	311	528

Total	$30,617	$11,848	$58,703	$28,419

In the first quarter of 2014, Cameco recorded an early termination fee of $18,304,000, incurred as a result of the cancellation of our toll conversion agreement with Springfields Fuels Ltd., which was to expire in 2016.

During the second quarter of 2014, Cameco recorded a gain with respect to a long-term supply contract with one of its utility customers. The $28,481,000 reflected as income from contract settlement related to deliveries that the customer refused to take in 2012 and 2013.

13.	Income taxes

	Three months ended		Nine months ended
	Sep 30/15	Sep 30/14	Sep 30/15	Sep 30/14
Earnings (loss) from continuing operations before income taxes
Canada	$(226,999)	$(241,077)	$(544,264)	$(483,191)
Foreign	187,525	46,900	533,075	368,355

	$(39,474)	$(194,177)	$(11,189)	$(114,836)

Current income taxes (recovery)
Canada	$3,359	$4,918	$4,582	$(1,550)
Foreign	10,536	18,115	31,801	37,503

	$13,895	$23,033	$36,383	$35,953
Deferred income taxes (recovery)
Canada	$(59,535)	$(64,528)	$(131,879)	$(118,714)
Foreign	10,524	(6,263)	10,469	(16,065)

	$(49,011)	$(70,791)	$(121,410)	$(134,779)

Income tax recovery	$(35,116)	$(47,758)	$(85,027)	$(98,826)

Cameco has recorded $620,879,000 of deferred tax assets (December 31, 2014 - 486,328,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2009, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $2,795,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2009 in the amount of $229,300,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will require Cameco to make future remittances on receipt of the reassessments.

12    CAMECO CORPORATION

Using the methodology we believe that CRA will continue to apply and including the $2,795,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $6,600,000,000 for the years 2003 through 2014, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $1,900,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2009. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,450,000,000 and $1,500,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting 50% of the cash taxes and transfer pricing penalties (between $725,000,000 and $750,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco. As an alternative to paying cash, we expect to be able to provide security in the form of letters of credit to satisfy our requirements.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. Recently, the CRA proposed to disallow the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $230,253,000 already paid as at September 30, 2015 (December 31, 2014 - $211,604,000) (note 7).

The case on the 2003, 2005 and 2006 reassessments is expected to go to trial in the third quarter of 2016. If this timing is adhered to, we expect to receive a Tax Court decision within six to 18 months after the trial is complete.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect and Cameco is contesting CRA’s position and expects to recover any amounts remitted as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $92,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

United States

In February 2015, one of Cameco’s subsidiaries received a Revenue Agent’s Report (RAR) from the Internal Revenue Service (IRS) pertaining to the 2009 taxation year. The RAR lists the IRS’ proposed adjustments to taxable income and calculates tax and penalties owing based on the proposed adjustments.

The proposed adjustments reflected in the RAR are focused on transfer pricing in respect of certain intercompany transactions within our corporate structure. The IRS asserts that a portion of the non-US income reported under our corporate structure and taxed outside the US should be recognized and taxed in the US. Having regard to advice from its external advisors, management believes that the conclusions of the IRS in the RAR are incorrect and is contesting them in an administrative appeal of the proposed adjustments. No cash payments are required while pursuing an administrative appeal. Management believes that the ultimate resolution of this matter will not be material to our financial position, results of operations or liquidity in the year(s) of resolution.

2015 THIRD QUARTER REPORT    13

Other comprehensive income

Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

For the three months ended September 30, 2015

		Income tax
	Before tax	recovery	Net of tax
Exchange differences on translation of foreign operations	$49,271	$—	$49,271

	$49,271	$—	$49,271

For the three months ended September 30, 2014

		Income tax
	Before tax	expense	Net of tax
Exchange differences on translation of foreign operations	$24,086	$—	$24,086
Unrealized gains on available-for-sale assets	57	(8)	49

	$24,143	$(8)	$24,135

For the nine months ended September 30, 2015

		Income tax
	Before tax	expense	Net of tax
Exchange differences on translation of foreign operations	$99,809	$—	$99,809
Unrealized gains on available-for-sale assets	25	(3)	22

	$99,834	$(3)	$99,831

For the nine months ended September 30, 2014

		Income tax
	Before tax	recovery	Net of tax
Exchange differences on translation of foreign operations	$55,790	$—	$55,790
Unrealized losses on available-for-sale assets	(454)	61	(393)
Gains on derivatives designated as cash flow hedges transferred to net earnings - discontinued operation	(400)	100	(300)

	$54,936	$161	$55,097

14    CAMECO CORPORATION

14.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2015 was 395,792,522 (2014 - 395,722,618).

	Three months ended		Nine months ended
	Sep 30/15	Sep 30/14	Sep 30/15	Sep 30/14
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(3,911)	$(146,000)	$75,223	$112,544
Weighted average common shares outstanding	395,793	395,787	395,793	395,723

Basic earnings (loss) per common share	$(0.01)	$(0.37)	$0.19	$0.28

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(3,911)	$(146,000)	$75,223	$112,544
Weighted average common shares outstanding	395,793	395,787	395,793	395,723
Dilutive effect of stock options	—	79	—	353

Weighted average common shares outstanding, assuming dilution	395,793	395,866	395,793	396,076

Diluted earnings (loss) per common share	$(0.01)	$(0.37)	$0.19	$0.28

15.	Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/15	Sep 30/14	Sep 30/15	Sep 30/14
Changes in non-cash working capital:
Accounts receivable	$(187,702)	$(59,678)	$110,070	$99,247
Inventories	(27,521)	52,016	(312,569)	(16,120)
Supplies and prepaid expenses	(17,489)	(4,832)	(40,684)	45,344
Accounts payable and accrued liabilities	(14,202)	51,538	(64,382)	(111,759)
Reclamation payments	(3,303)	(4,986)	(7,380)	(9,184)
Other	(5,451)	12,526	4,377	(8,133)

Other operating items	$(255,668)	$46,584	$(310,568)	$(605)

16.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,079 shares have been issued.

2015 THIRD QUARTER REPORT    15

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market or cash, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs is based on Cameco’s performance for total shareholder return, average realized selling price and uranium production over the three year period and whether the participating executive remains employed by Cameco. As of September 30, 2015, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 791,071 (December 31, 2014 - 620,654).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of September 30, 2015, the total number of RSUs held by the participants was 479,320 (December 31, 2014 - 246,394).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/15	Sep 30/14	Sep 30/15	Sep 30/14
Stock option plan	$949	$1,283	$4,625	$6,443
Performance share unit plan	1,624	1,421	4,949	3,778
Restricted share unit plan	1,230	768	3,370	2,089

	$3,803	$3,472	$12,944	$12,310

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

16    CAMECO CORPORATION

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock
	option plan	PSU	RSU
Number of options granted	965,823	336,602	298,662
Average strike price	$19.30	—	$18.89
Expected dividend	$0.40	—	—
Expected volatility	32%	29%	—
Risk-free interest rate	0.7%	0.5%	—
Expected life of option	4.5 years	3 years	—
Expected forfeitures	7%	5%	5%
Weighted average grant date fair values	$4.30	$18.88	$18.89

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and production targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

17.	Financial instruments and related risk management

A.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

2015 THIRD QUARTER REPORT    17

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at September 30, 2015

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 7]
Foreign currency contracts	$1,110	$—	$1,110	$1,110
Interest rate contracts	10,506	—	10,506	10,506
Investments in equity securities [note 7]	938	938	—	938
Derivative liabilities [note 8]
Foreign currency contracts	(202,984)	—	(202,984)	(202,984)
Other	(64)	—	(64)	(64)

Net	$(190,494)	$938	$(191,432)	$(190,494)

As at December 31, 2014

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 7]
Foreign currency contracts	$911	$—	$911	$911
Interest rate contracts	2,978	—	2,978	2,978
Investments in equity securities [note 7]	6,601	6,601	—	6,601
Derivative liabilities [note 8]
Foreign currency contracts	(67,916)	—	(67,916)	(67,916)

Net	$(57,426)	$6,601	$(64,027)	$(57,426)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B.	Financial instruments measured at fair value

Cameco measures its short-term investments, derivative financial instruments and material investments in equity securities at fair value. Short-term investments and investments in publicly held equity securities are classified as a recurring level 1 fair value measurement and derivative financial instruments are classified as a recurring level 2 fair value measurement.

Short-term investments represent available-for-sale money market instruments. The fair value of these instruments is determined using quoted market yields as of the reporting date. The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

18    CAMECO CORPORATION

Interest rate derivatives consist of interest rate swap contracts and interest rate caps. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves. The fair value of interest rate caps is determined based on broker quotes observed in active markets at the reporting date.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C.	Financial instruments not measured at fair value

The carrying value of Cameco’s cash and cash equivalents, receivables, payables and accrued liabilities is assumed to approximate the fair value as a result of the short-term nature of the instruments. The carrying value of Cameco’s long-term debt (debentures) is assumed to approximate the fair value as a result of the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/15	Dec 31/14
Non-hedge derivatives:
Foreign currency contracts	$(201,874)	$(67,005)
Interest rate contracts	10,506	2,978
Other	(64)	—

Net	$(191,432)	$(64,027)

Classification:
Current portion of long-term receivables, investments and other [note 7]	$4,523	$500
Long-term receivables, investments and other [note 7]	7,093	3,389
Current portion of other liabilities [note 8]	(188,886)	(53,873)
Other liabilities [note 8]	(14,162)	(14,043)

Net	$(191,432)	$(64,027)

The following table summarizes the different components of the loss on derivatives included in net earnings (loss):

	Three months ended		Nine months ended
	Sep 30/15	Sep 30/14	Sep 30/15	Sep 30/14
Non-hedge derivatives
Foreign currency contracts	$(130,390)	$(72,223)	$(248,324)	$(72,209)
Interest rate contracts	2,715	(529)	10,430	920
Other	293	—	879	16

Net	$(127,382)	$(72,752)	$(237,015)	$(71,273)

2015 THIRD QUARTER REPORT    19

18.	Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

20    CAMECO CORPORATION

Business segments

For the three months ended September 30, 2015

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$387,661	$83,479	$183,381	$(5,471)	$649,050
Expenses
Cost of products and services sold	205,487	62,004	179,251	(5,920)	440,822
Depreciation and amortization	72,155	8,432	(9,537)	4,087	75,137

Cost of sales	277,642	70,436	169,714	(1,833)	515,959

Gross profit (loss)	110,019	13,043	13,667	(3,638)	133,091
Administration	—	—	4,294	35,826	40,120
Exploration	9,681	—	—	—	9,681
Research and development	—	—	—	1,571	1,571
Loss on sale of assets	2	—	—	—	2
Finance costs	—	—	1,128	24,912	26,040
Loss (gain) on derivatives	—	—	(461)	127,843	127,382
Finance income	—	—	—	(868)	(868)
Share of earnings from equity-accounted investees	(746)	—	—	—	(746)
Other expense (income)	—	—	77	(30,694)	(30,617)

Earnings (loss) before income taxes	101,082	13,043	8,629	(162,228)	(39,474)
Income tax recovery					(35,116)

Net loss					$(4,358)

For the three months ended September 30, 2014

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$447,193	$71,081	$96,687	$(27,825)	$587,136
Expenses
Cost of products and services sold	248,206	59,171	86,499	(28,172)	365,704
Depreciation and amortization	66,656	7,130	846	3,918	78,550

Cost of sales	314,862	66,301	87,345	(24,254)	444,254

Gross profit (loss)	132,331	4,780	9,342	(3,571)	142,882
Administration	—	—	3,954	36,321	40,275
Impairment charges	12,380	183,615	—	—	195,995
Exploration	11,024	—	—	—	11,024
Research and development	—	—	—	1,619	1,619
Loss on sale of assets	1,617	—	—	—	1,617
Finance costs	—	—	934	24,801	25,735
Loss on derivatives	—	—	24	72,728	72,752
Finance income	—	—	(1)	(2,038)	(2,039)
Share of loss from equity-accounted investees	1,929	—	—	—	1,929
Other expense (income)	222	—	818	(12,888)	(11,848)

Earnings (loss) before income taxes	105,159	(178,835)	3,613	(124,114)	(194,177)
Income tax recovery					(47,758)

Net loss					$(146,419)

2015 THIRD QUARTER REPORT    21

For the nine months ended September 30, 2015

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,179,157	$219,711	$361,319	$19,151	$1,779,338
Expenses
Cost of products and services sold	660,934	158,305	327,455	17,001	1,163,695
Depreciation and amortization	168,209	21,279	(1,514)	12,441	200,415

Cost of sales	829,143	179,584	325,941	29,442	1,364,110

Gross profit (loss)	350,014	40,127	35,378	(10,291)	415,228
Administration	—	—	11,379	120,413	131,792
Impairment charge	5,688	—	—	—	5,688
Exploration	32,953	—	—	—	32,953
Research and development	—	—	—	4,865	4,865
Loss on sale of assets	415	28	3	—	446
Finance costs	—	—	3,432	72,945	76,377
Loss (gain) on derivatives	—	—	(1,229)	238,244	237,015
Finance income	—	—	(2)	(4,636)	(4,638)
Share of loss from equity-accounted investees	622	—	—	—	622
Other expense (income)	(312)	—	335	(58,726)	(58,703)

Earnings (loss) before income taxes	310,648	40,099	21,460	(383,396)	(11,189)
Income tax recovery					(85,027)

Net earnings					$73,838

For the nine months ended September 30, 2014

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,171,172	$181,530	$190,310	$(34,676)	$1,508,336
Expenses
Cost of products and services sold	633,766	141,343	167,072	(36,151)	906,030
Depreciation and amortization	175,893	17,643	4,361	18,098	215,995

Cost of sales	809,659	158,986	171,433	(18,053)	1,122,025

Gross profit (loss)	361,513	22,544	18,877	(16,623)	386,311
Administration	—	—	10,368	111,556	121,924
Impairment charges	12,380	183,615	—	—	195,995
Exploration	34,763	—	—	—	34,763
Research and development	—	—	—	3,312	3,312
Loss on sale of assets	7,173	—	—	—	7,173
Finance costs	—	—	3,024	81,949	84,973
Loss on derivatives	—	—	1,719	69,554	71,273
Finance income	—	—	(3)	(5,275)	(5,278)
Share of loss from equity-accounted investees	2,164	13,267	—	—	15,431
Other expense (income)	(28,740)	18,035	(431)	(17,283)	(28,419)

Earnings (loss) before income taxes	333,773	(192,373)	4,200	(260,436)	(114,836)
Income tax recovery					(98,826)

Net loss from continuing operations					$(16,010)

22    CAMECO CORPORATION

19.	Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limits of the loan facilities are $224,650,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At September 30, 2015, $188,377,000 (US) of principal and interest was outstanding (December 31, 2014 - $197,551,000 (US)).

Cameco’s share of the outstanding principal and interest was $100,925,000 at September 30, 2015 (December 31, 2014 - $91,672,000) (note 7). For the quarter ended September 30, 2015, Cameco recorded interest income of $518,000 relating to this balance (2014 - $500,000). For the nine month period ended September 30, 2015, interest income was $1,500,000 (2014 - $1,549,000).

2015 THIRD QUARTER REPORT    23